

07002559

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C. MAR 1 2007 503

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 21009 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citistreet Equities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Atrium Drive
(No. and Street)

Somerset (City) NJ (State) 08873 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Famularo (732) 514-2358
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

99 High St (Address) Boston, (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, James Famularo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citistreet Equities, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ILONA WIERZBICKI
ID # 2309207
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 1/6/2009

[Signature]
Signature

Treasurer
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITISTREET EQUITIES LLC

## Table of Contents



**KPMG LLP**
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

## Independent Auditors' Report

The Member
CitiStreet Equities LLC:

We have audited the accompanying statement of financial condition of CitiStreet Equities LLC (the Company) as of December 31, 2006, and the related statement of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CitiStreet Equities LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2007

## CITISTREET EQUITIES LLC

Statement of Financial Condition

December 31, 2006

| **Assets** | | **2006** |
|---|---|---|
| Cash and cash equivalents | $ | 1,618,932 |
| Due from broker-dealer | | 4,203 |
| Interest receivable | | 421 |
| Short-term investments | | 15,000 |
| Other assets | | 66,772 |
| Total assets | $ | 1,705,328 |
| **Liabilities and Member's Capital** | | |
| Liabilities: | | |
| Commissions payable | $ | 1,529,647 |
| Due to affiliate | | 2,470 |
| Due to broker-dealer | | 4,203 |
| Accrued expenses and other liabilities | | 47,500 |
| Total liabilities | | 1,583,820 |
| Member's capital | | 121,508 |
| Total liabilities and member's capital | $ | 1,705,328 |

See accompanying notes to financial statements.

**CITISTREET EQUITIES LLC**

Statement of Operations

Year ended December 31, 2006

| | | **2006** |
|---|---|---|
| Revenues: | | |
| Mutual fund commissions and fees | $ | 81,798 |
| Intercompany income | | 50,364 |
| Interest | | 41,563 |
| Other | | 19,206 |
| Total revenues | | 192,931 |
| Expenses: | | |
| Regulatory fees and expenses | | 87,556 |
| Intercompany expenses | | 52,834 |
| Professional fees | | 45,000 |
| General and administrative expenses | | 53,314 |
| Total expenses | | 238,704 |
| Net loss | $ | (45,773) |

See accompanying notes to financial statements.

## CITISTREET EQUITIES LLC

Statement of Changes in Member's Capital

Year ended December 31, 2006

| | | 2006 |
|---|---|---|
| Member's capital, beginning of year | $ | 19,517,505 |
| Capital contributed | | 50,000 |
| Return of capital - MetLife | | (18,519,620) |
| Dividend - MetLife | | (880,604) |
| Net loss | | (45,773) |
| Member's capital, end of year | $ | 121,508 |

See accompanying notes to financial statements.

## CITISTREET EQUITIES LLC

Statement of Cash Flows

Year ended December 31, 2006

| | | 2006 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (45,773) |
| Adjustments to reconcile net loss to net cash (used in)/ provided by operating activities: | | |
| Change in due to affiliate, net | | 2,470 |
| Change in commissions payable | | 1,206,565 |
| Change in other assets | | 507,195 |
| Change in interest receivable | | (421) |
| Change in accrued expenses and other liabilities | | 24,500 |
| Net cash provided by operating activities | | 1,694,536 |
| Cash flows from financing activities: | | |
| Adjustments to reconcile net loss to net cash provided by financing activities: | | |
| Capital contributed | | 50,000 |
| Dividend - MetLife | | (880,604) |
| Net cash used in financing activities | | (830,604) |
| Net increase in cash | | 863,932 |
| Cash and cash equivalents, beginning of year | | 755,000 |
| Cash and cash equivalents, end of year | $ | 1,618,932 |
| Supplemental Disclosures: | | |
| Return of capital to MetLife in settlement of receivable | $ | 18,519,620 |

See accompanying notes to financial statements.

## (1) Organization and Nature of Business

CitiStreet Equities LLC (the Company), a New Jersey limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company functions as a mutual fund services member in the National Securities Clearing Corporation (NSCC). As such a member of the NSCC, the Company processes omnibus mutual fund transactions on behalf of plans that are administered by affiliates of CitiStreet LLC.

The Company is a down-stream affiliate of CitiStreet LLC (CitiStreet). CitiStreet, a Delaware limited liability company, was formed on April 1, 2000 as a joint venture between State Street Bank & Trust Company (State Street), a Massachusetts trust company, and Keeper Holdings LLC (Citi), a Delaware limited liability company. CitiStreet, through its subsidiaries, provides recordkeeping and administrative services, investment advisory, insurance agency, broker-dealer services, and outsourcing for defined benefit, defined contribution, and health and welfare plans for businesses, not-for-profit entities and government entities in the United States of America and globally. In addition, sales and marketing activities are performed for those services and functions. CitiStreet consists of three operating divisions: Retirement Services, Total Benefits Outsourcing, and CitiStreet International LLC.

Effective September 1, 2005, the Company was acquired by MetLife Inc. from CitiStreet LLC. There was no goodwill recorded on the balance sheet as a result of this acquisition since the Company will be merged into CitiStreet Advisors LLC in 2007 (see note 9). In September 2006, the Company returned $18,519,620 in capital to MetLife. The Company made dividend payments of $880,604 to MetLife in 2006. Effective October 1, 2006, CitiStreet LLC re-acquired the Company from MetLife Associates LLC (MetLife) for $159,792 and was accounted for using the Purchase Method.

## (2) Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## (3) Summary of Significant Accounting Policies

### *(a) Recognition of Revenues and Commission Expenses*

The Company has recorded 12b-1 service fee revenues and expenses on a net basis in accordance with Emerging Issues Task Force 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent." Commissions, fee and interest income are recognized on an accrual basis.

### *(b) Cash and Cash Equivalents*

Cash and cash equivalents include checking accounts and a money market account.

### *(c) Short-Term Investments*

Short-term investments consist of a certificate of deposit with an original maturity of 180 days or less when purchased.



(Continued)

**(4) Transactions with Affiliates**

Effective October 1, 2006, the Company has an agreement with CitiStreet under which CitiStreet provides the Company with management, marketing, and administrative facilities and services, including the use of CitiStreets' sales personnel. As part of this agreement, CitiStreet acts as the Company's paying agent for payment of the Company's expenses and earned commissions that have become payable to CitiStreet's sales personnel. Fees for these services are based on the Company's share of the combined revenues of CitiStreet and the Company applied to those allocable expenses incurred by CitiStreet. Total fees paid to CitiStreet, and recorded as intercompany expenses, were $52,834.

Intercompany income of $50,364 at December 31, 2006, represents amounts paid to the Company and recorded as other revenues.

**(5) Fair Value of Financial Instruments**

The fair value of cash and cash equivalents and short-term investments approximates its carrying value.

**(6) Income Taxes**

As a single member limited liability company, the Company is not subject to federal income taxes. All income tax consequences are passed through to the Member; therefore no federal income taxes have been recorded.

**(7) Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined) equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2006, the Company had net capital of $52,557, which is $53,031 short of its required net capital. Based on discussions with NASD, CitiStreet contributed additional capital of $175,000 in January 2007, which brought the Company's net capital into compliance under Rule 15c3-1. The Company's ratio of aggregate indebtedness to net capital was 30.06 to 1 as of December 31, 2006.

**(8) SEC Rules 15c3-3 and 17a-13**

In accordance with the NASD rules, the Company is exempt from the provisions of Rule 15c3-3 (which applies to the reserves and custody of securities) under the provisions of paragraph (k)(2)(i) thereof and from Rule 17a-13 (which applies to quarterly securities counts) under the provisions of paragraph (a) thereof.



(Continued)

**(9) Subsequent Event**

CitiStreet Equities LLC and CitiStreet Advisors LLC have executed an Agreement of Merger (February 2007). Subject to the receipt of all regulatory approvals, the Company shall be merged into CitiStreet Advisors LLC. As a result of the merger, the separate existence of the Company will cease to exist and CitiStreet Advisors LLC will continue as the surviving entity of the merger.

Schedule I

# CITISTREET EQUITIES LLC

Computation of Net Capital Computed Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2006

| | | |
|---|---|---|
| Net capital: | | |
| Total member's capital | $ | 121,508 |
| Deductions: | | |
| Interest receivable | | (421) |
| Other assets | | (66,772) |
| Net capital before haircuts on securities positions | | 54,315 |
| Haircut from Other Securities | | (1,758) |
| Net capital | $ | 52,557 |
| Aggregate indebtedness | $ | 1,583,820 |
| Minium net capital required - $25,000 or 6 2/3% of aggregate indebtedness, whichever is greater | | 105,588 |
| Net capital deficiency at 1500% | | (53,031) |
| Net capital deficiency at 1000% (Net Capital less 10% of Aggregate Indebtedness) | | (105,825) |
| Ratio of aggregate indebtedness to net capital | | 30.06 to 1 |

As required by the Securities and Exchange Commission (SEC), the Company has filed financial statements in the form prescribed by the SEC on PartIIA of the FOCUS report as of December 31, 2006 (the Filing).

Provided below is a summary of the differences between the results of the net capital computation in the Filing as compared to the results of the computation from the audited financial statements:

| | | Filing | Difference from above |
|---|---|---|---|
| Net capital: | | | |
| Total member's capital | $ | 121,508 | — |
| Deductions: | | | |
| Interest receivable | | (3,706) | (3,285) |
| Other assets | | (66,772) | — |
| Net capital before haircuts on securities positions | | 51,030 | (3,285) |
| Haircut from Other Securities | | (1,758) | — |
| Net capital | $ | 49,272 | (3,285) |
| Aggregate indebtedness | $ | 1,582,902 | (918) |
| Minium net capital required - $25,000 or 6 2/3% of aggregate indebtedness, whichever is greater | | 105,526 | (62) |
| Net capital deficiency at 1500% | | (56,254) | (3,223) |
| Net capital deficiency at 1000% (Net Capital less 10% of Aggregate Indebtedness) | | (109,018) | (3,193) |
| Ratio of aggregate indebtedness to net capital | | 32.13 to 1 | 30.06 to 1 |



**KPMG LLP**
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

## Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
CitiStreet Equities LLC:

In planning and performing our audit of the statement of financial condition and supplemental schedules of CitiStreet Equities LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2007

END